Exhibit 99.1
NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
		2022	2021	2022	2021
		(in thousands, except per share data)
	Notes	£	£	£	£
Research and development expenses		(6,406)	(8,523)	(15,852)	(17,229)
Administrative expenses		(1,889)	(2,075)	(4,040)	(4,179)
Net foreign exchange gains (losses)		3,077	(109)	4,208	(786)

Operating loss		(5,218)	(10,707)	(15,684)	(22,194)
Finance income		132	35	163	59

Loss before tax		(5,086)	(10,672)	(15,521)	(22,135)
Income tax credit	3	1,194	1,585	3,226	3,287

Loss for the period		(3,892)	(9,087)	(12,295)	(18,848)

Basic and diluted loss per share	4	(0.07)	(0.17)	(0.24)	(0.36)
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	(in thousands)
	£	£	£	£
Loss for the period	(3,892)	(9,087)	(12,295)	(18,848)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	43	(1)	56	(4)

Other comprehensive income (expense) for the period	43	(1)	56	(4)

Total comprehensive loss for the period	(3,849)	(9,088)	(12,239)	(18,852)

Attributable to:
Equity holders of the Company	(3,849)	(9,088)	(12,239)	(18,852)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT

		June 30, 2022	December 31, 2021
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	2,469	2,410
Property, plant and equipment		613	851
Deferred tax asset	3	80	60
Other non-current assets	6	2,604	2,540

		5,766	5,861

Current assets
Prepayments, accrued income and other receivables		3,934	4,161
Current income tax receivable	3	10,403	7,188
Cash and cash equivalents	7	46,528	60,264

		60,865	71,613

Total assets		66,631	77,474

Equity and liabilities
Capital and reserves
Share capital and share premium	9	143,138	143,137
Other reserves		74,644	72,137
Accumulated deficit		(161,747)	(149,726)

Total equity attributable to equity holders of the Company		56,035	65,548

Non-current liabilities
Provisions		46	46
Lease liabilities		118	164

		164	210

Current liabilities
Trade payables		2,141	1,829
Payroll taxes and social security		170	170
Accrued expenditure		8,003	9,510
Lease liabilities		118	207

		10,432	11,716
Total liabilities		10,596	11,926

Total equity and liabilities		66,631	77,474

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Six Months Ended June 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2021	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230
Loss for the period	—	—	—	—	—	—	(18,848)	(18,848)
Other comprehensive expense for the period	—	—	—	—	(4)	—	—	(4)

Total comprehensive loss for the period	—	—	—	—	(4)	—	(18,848)	(18,852)
Share-based payments	—	—	—	3,615	—	—	—	3,615
Exercise of share options	39	159	—	(1,088)	—	—	1,088	198
Lapse of share options	—	—	—	(196)	—	—	196	—

Balance at June 30, 2021	2,086	141,049	(339)	27,113	(26)	42,466	(128,158)	84,191

Balance at January 1, 2022	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the period	—	—	—	—	—	—	(12,295)	(12,295)
Other comprehensive income for the period	—	—	—	—	56	—	—	56

Total comprehensive loss for the period	—	—	—	—	56	—	(12,295)	(12,239)
Share-based payments	—	—	—	2,741	—	—	—	2,741
Exercise of share options	1	—	—	(118)	—	—	102	(15)
Lapse of share options	—	—	—	(172)	—	—	172	—

Balance at June 30, 2022	2,088	141,050	(339)	32,478	39	42,466	(161,747)	56,035

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2022	2021
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(12,295)	(18,848)
Adjustments for:
Income tax credit	(3,226)	(3,287)
Amortization and depreciation	470	444
Finance income	(163)	(59)
Interest expense on lease liabilities	5	10
Share-based payments	2,741	3,615
Net foreign exchange (gains) losses	(4,283)	759

	(16,751)	(17,366)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	295	424
Increase (decrease) in trade payables	312	(560)
(Decrease) increase in payroll taxes, social security and accrued expenditure	(1,524)	269

Movements in working capital	(917)	133

Cash used in operations	(17,668)	(17,233)

Net income tax received	—	4,302

Net cash used in operating activities	(17,668)	(12,931)

Cash flows from investing activities
Interest received	161	58
Payments for property, plant and equipment	(10)	(37)
Payments for intangible assets	(276)	(319)

Net cash used in investing activities	(125)	(298)

Cash flows from financing activities
Payments for lease liabilities	(148)	(148)
Proceeds from issue of share capital	1	198

Net cash (used in) from financing activities	(147)	50

Net decrease in cash and cash equivalents	(17,940)	(13,179)
Cash and cash equivalents at beginning of period	60,264	87,356

Effect of exchange rate changes on cash and cash equivalents	4,204	(756)

Cash and cash equivalents at end of period	46,528	73,421

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.
The Company has ordinary shares in the form of American Depositary Shares (“ADSs”) registered with the US Securities and Exchange Commission (the “SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.
The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).
The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.
The Group’s statutory accounts for the year ended December 31, 2021 have been reported on by the Company’s auditor and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report.
2. Significant accounting policies
Basis of preparation
The unaudited condensed consolidated financial statements (the “financial statements”) for the three months and six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard 34, “
Interim Financial Reporting”
(“IAS 34”). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2021. No new standards, amendments or interpretations have had an impact on the financial statements for the three months and six months ended June 30, 2022. The financial statements comprise the financial statements of the Group at June 30, 2022. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.
The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021.
In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months and six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2022.
Going concern
In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.
The Company’s board of directors, having reviewed the operating budgets and development plans for the 18 month period to December 31, 2023, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £46.5 million at June 30, 2022 will be sufficient to fund its current operating plan for at least the next 12 months. Further, following the announcement on March 2, 2022 that the Company’s Phase 3 clinical trial of Acelarin for patients with advanced biliary tract cancer was being discontinued, the directors have concluded that this will have a positive impact on the cash outflows of the Company over the period assessed for going concern purposes.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.
COVID-19
The Company continues to evaluate and assess the impact of
COVID-19
on its operations and believes that this pandemic will potentially cause some delays to the timing and progress of its clinical trials.
COVID-19
has had no impact on the judgements and estimates used in the preparation of these financial statements.
Judgements and estimates
The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2021.
3. Income tax

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	1,188	1,588	3,215	3,294
In respect of current period U.S.	(1)	—	(1)	—

	1,187	1,588	3,214	3,294
Deferred tax:
In respect of current period U.S.	7	(3)	12	(7)
In respect of prior period U.S.	—	—	—	—

Income tax credit	1,194	1,585	3,226	3,287

The income tax credit primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its trading losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	June 30, 2022	December 31, 2021
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	10,400	7,185
U.S. tax	3	3

	10,403	7,188

Deferred tax asset
U.S. deferred tax asset	80	60

4. Basic and diluted loss per share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(3,892)	(9,087)	(12,295)	(18,848)

Basic and diluted weighted average number of shares	52,196	52,162	52,190	51,907
Basic and diluted loss per share	(0.07)	(0.17)	(0.24)	(0.36)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.
The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.
5. Intangible assets
Intangible assets comprise patents with a carrying value of £2.4 million as of June 30, 2022 (as of December 31, 2021: £2.3 million) and computer software with a carrying value of £0.1 million as of June 30, 2022 (as of December 31, 2021: £0.1 million).
During the six months ended June 30, 2022, the Company acquired intangible assets with a cost of £0.3 million in relation to patents.
6. Other
non-current
assets

	June 30, 2022	December 31, 2021
	(in thousands)
	£	£
Other non-current assets	2,604	2,540

During 2021, the Company provided a security of €3.0
million by depositing the funds with the German Regional Court of Dusseldorf (“RC Dusseldorf”) to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company is unsuccessful in the final outcome of the patent infringement litigation in Germany.
The extent to which the sum deposited will be reimbursed to the Company is dependent on a range of potential outcomes, and the timing of those outcomes, with respect to the patent infringement litigation in Germany, which is currently indeterminable.
7. Cash and cash equivalents

	June 30, 2022	December 31, 2021
	(in thousands)
	£	£
Cash and cash equivalents	46,528	60,264

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.
8. Share-based payments
The Company has six
share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.

As detailed in the table below, during the six months ended June 30, 2022, 1,115,925 share options were granted under the 2020 Long-Term Incentive Plan (six months ended June 30, 2021: 1,501,663 share options granted). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.
The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than four years, the underlying expected volatility was determined by using the average of the historical volatility of similar listed entities as a proxy. Options granted with an estimated life of four years or less, have been valued using the Company’s own historical volatility rates.

	Options granted on
	March 9, 2022	March 9, 2022
Vesting dates	March 9, 2023	March 9, 2023
	March 9, 2024	March 9, 2024
	March 9, 2025	March 9, 2025
	March 9, 2026	March 9, 2026
Volatility	89.32%	95.70%
Dividend yield	0%	0%
Risk-free investment rate	1.36%	1.37%
Fair value of option at grant date	£0.37	£0.53
Fair value of share at grant date	£0.56	£0.56
Exercise price at date of grant	£0.56	£0.04
Lapse date	March 9, 2032	March 9, 2032
Expected option life (years)	4.50	3.50
Number of options granted	1,020,925	95,000
For the three months ended June 30, 2022, the Company recognized £1.2 million of share-based payment expense in the statement of operations (three months ended June 30, 2021: £1.8 million). For the six months ended June 30, 2022, the Company recognized £2.7 million of share-based payment expense in the statement of operations (six months ended June 30, 2021: £3.6 million).
9. Share capital and share premium

	June 30, 2022	December 31, 2021
	(in thousands)
	£	£
Share capital	2,088	2,087
Share premium	141,050	141,050

	143,138	143,137

	June 30, 2022	December 31, 2021
	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,196	52,180

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2021	52,180	2,087	141,050
Issue of shares on exercise of options	16	1	—

Balance at June 30, 2022	52,196	2,088	141,050

10. Contingent liabilities
Under its U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the United Kingdom. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (15.05% at June 30, 2022). Based on the closing price of the Company’s ADSs on the Nasdaq Global Select Market on June 30, 2022, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.2 million (December 31, 2021: £0.4 million).
As referenced in Note 6, during 2021 the Company provided a security of €3.0 million to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company is unsuccessful in the final outcome of the patent infringement litigation in Germany. Any cost reimbursement by the Company to the defendants is dependent on a range of potential outcomes, and the timing of those outcomes, with respect to the litigation, which are currently indeterminable. Therefore, no provision has been recognized with respect to these legal costs as the Company does not consider it probable that the litigation will be unsuccessful.
11. Events after the reporting period
In July 2022, following a comprehensive hearing in May 2022, RC Dusseldorf issued a first instance judgment that the two Gilead entities infringe our composition of matter claims in EP 2955190 through their sales of Sovaldi, Harvoni, Vosevi and Epclusa in Germany. Following this judgment, Gilead is obliged to bear the costs of these proceedings, including approximately
€0.9 million (£0.8 million) of costs incurred to date by NuCana in relation to the patent infringement litigation in Germany. The precise amount is to be fixed by the RC Dusseldorf and Gilead has appealed
the judgment. Any such cost reimbursement by Gilead to the Company is dependent on the final outcome of the proceedings and other factors, the timing and certainty of which are currently indeterminable.